EXPENSE LIMITATION AGREEMENT

FORUM FUNDS II
c/o Atlantic Fund Administration
Three Canal Plaza, Suite 600
Portland, ME 04101

November 18, 2014

John Stuart
Full Circle Advisors, LLC
102 Greenwich Avenue, 2nd Floor
Greenwich, CT 06830

Dear Mr. Stuart:

Pursuant to this Expense Limitation Agreement (the "Agreement"), Full Circle Advisors, LLC (the "Adviser") agrees to limit its investment advisory fee and to reimburse or absorb expenses as necessary to ensure that the total annual fund operating expenses (excluding all taxes, interest, portfolio transaction expenses, acquired fund fees and expenses, proxy expenses, and extraordinary expenses) for The BDC Income Fund (the "Fund") do not exceed 1.25%, 1.50%, and 1.75% per annum for the Institutional Shares, A Shares, and C Shares, respectively (the "Expense Limitation"), for the period from November 24, 2014 through March 1, 2016 (the "Limitation Period"). This Agreement constitutes the whole agreement between the parties and supersedes any previous fee waiver agreement relating to the Fund.

The Fund agrees to repay the Adviser for any advisory fees forgone and any operating expenses of the Fund in excess of the Expense Limitation that the Adviser reimburses or absorbs under the Expense Limitation as promptly as possible, provided that (i) the repayments do not cause the Fund's total ordinary operating expenses (excluding all taxes, interest, portfolio transaction expenses, dividend and interest expense on short sales, acquired fund fees and expenses, proxy expenses, and extraordinary expenses) to exceed the annual rate of average daily net assets for the Fund, (ii) the repayments of any advisory fees waived or expenses reimbursed or absorbed by the Adviser are made by the Fund within three years of the date on which they are waived, reimbursed to the Fund or absorbed by the Adviser, and (iii) the recoupment is approved by the Board of Trustees of Forum Funds II (the "Board"). The Adviser understands that it shall look only to the assets of the Fund for performance of this Agreement and for payment of any claim the Adviser may have hereunder, and neither any other series of the Trust, nor any of the Trust's trustees, officers, employees, agents, or shareholders, whether past, present or future, shall be personally liable therefor.

This Agreement is made and to be performed principally in the states of Connecticut and Maine, and except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling, this Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of Delaware.

This Agreement may only be amended or terminated with the approval of the Board and will automatically terminate concurrent with the termination of the advisory agreement between the Adviser and the Trust with respect to the Fund; provided, however, that this Agreement shall not terminate in the event of a termination of such advisory agreement as a result of an assignment thereof by the Adviser if a new advisory agreement is entered into by the Trust and the Adviser with respect to the Fund. Unless otherwise amended or terminated, this Agreement will terminate on March 1, 2016.

If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same to us.

Very truly yours,

FORUM FUNDS II,

By:	/s/Stacey E. Hong
Stacey E. Hong
Title:	President

The foregoing Agreement is hereby accepted as of November 18, 2014.

FULL CIRCLE ADVISORS, LLC

By:	/s/John Stuart
Name:	John Stuart
Title:	Managing Member

Signature page to the Expense Limitation Agreement